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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)



                                  I-TRAX, INC.
                                (Name of Issuer)



                         Common Stock, $0.001 par value
                         (Title of Class of Securities)



                                   45069D 10 4
                                 (CUSIP Number)



                                 John M. Blazek
                                3335 N. 107th St.
                                 Omaha, NE 68134
                                 (402) 498-0216

                                 with a copy to:

                                 Michael M. Hupp
                         1125 S. 103rd Street, Suite 800
                                 Omaha, NE 68124
                                 (402) 390-9500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                February 5, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP NO. 45069D 10 4
--------------------------------------------------------------------------------

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         John M. Blazek


2.       Check the Appropriate Box if a Member of a Group     (a)     [    ]
         (SEE INSTRUCTIONS)                                   (b)      [    ]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS   PF
--------------------------------------------------------------------------------

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         To Items 2(d) or 2(e)   [    ]

6.       Citizenship Or Place of Organization
         UNITED STATES
--------------------------------------------------------------------------------

                           7.       Sole Voting Power
Number Of                           4,925,071
Shares                    ------------------------------------------------------
Beneficially               8.       Shared Voting Power
Owned By                            0
Each Reporting            ------------------------------------------------------
Person With                9.       Sole Dispositive Power
                                    4,263,099
                          ------------------------------------------------------
                          10.       Shared Dispositive Power
                                    661,972
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         4,925,071

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [    ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented By Amount In Row (11)
         11.0%

14.      Type Of Reporting Person
         INDIVIDUAL - IN
--------------------------------------------------------------------------------

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Item 1.  Security and Issuer

         Common Stock, par value of $0.001 per share ("Common Stock") of I-trax, Inc. a Delaware corporation ("I-trax"). I-trax's principal executive offices are located at One Logan Square, 130 N. 18th Street, Suite 2615, Philadelphia, PA 19103.

Item 2. Identity and Background

                  (a) This statement is being filed by John M. Blazek.

                  (b) The business address of John M. Blazek is 3335 N. 107th
                      Street, Omaha, NE 68134.

                  (c) John M. Blazek's principal occupation and employment is as
                      Managing Director of I-trax. I-trax's principal business address is One Logan Square, 130 N. 18th Street, Suite 2615, Philadelphia, PA 19103.

                  (d) John M. Blazek has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) John M. Blazek has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) John M. Blazek is a citizen of the United States.

Item 3.  Source and the Amount of Funds or Other Consideration

         Effective as of February 5, 2002, John M. Blazek acquired from I-trax 4,925,071 shares of Common Stock pursuant to a Merger Agreement dated as of January 28, 2002, as amended effective as of February 5, 2002, by and among I-trax, WC Acquisition, Inc., an Illinois corporation ("Acquisition"), WellComm Group, Inc., an Illinois corporation ("WellComm"), John M. Blazek, and Carol Rehtmeyer (the "Merger Agreement"). Pursuant to the Merger Agreement, Mr. Blazek exchanged 141 shares of WellComm stock that he personally owned for 4,925,071 (661,972 of which were placed in escrow (See Item 6)) shares of Common Stock and other cash consideration.

Item 4.  Purpose of the Transaction

         The shares acquired by John M. Blazek pursuant to the Merger Agreement were acquired as an investment. Mr. Blazek has no current plans or proposals which relate to or would result in any events described in items (a) through (j) of the instructions to Item of 4 of Schedule 13D.

Item 5.  Interest in the Securities of the Issuer

                  (a) John M. Blazek beneficially owns 4,925,071 shares of
                      Common Stock, or 11.0% of the total outstanding Common Stock.


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                  (b) John M.  Blazek has the sole power to vote or to direct the voting of 4,925,071 shares of Common Stock. Mr. Blazek has the sole power to dispose of 4,263,099 shares of Common Stock.

                  (c) No transactions in the Common Stock were effected in the past sixty days by John M. Blazek except as set forth in this statement on Schedule 13D.

                  (d) Not Applicable.

                  (e) Not Applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

         1. Merger Agreement. Effective February 5, 2002, 661,792 shares of the 4,925,071 shares of Common Stock received by Mr. Blazek pursuant to the Merger Agreement were placed in escrow. The Common Stock in escrow is to act as security for any adverse consequence for which I-trax is entitled to be indemnified pursuant to the Merger Agreement.

         Pursuant to Paragraph 2(l) of the Merger Agreement, John M. Blazek may receive an option to acquire a yet to be determined number of I-trax shares as additional contingent merger consideration. Under Paragraph 2(l) of the Merger Agreement, the WellComm stockholders, including Mr. Blazek, are entitled to receive payments in proportion to their ownership of WellComm shares as February 5, 2002, equal to 10% of designated customer revenues for a 12-month period of certain new business that may or may not be commenced as additional merger consideration. The payment of the additional contingent merger consideration, if any, is to be made in cash, unless Mr. Blazek, on behalf of the former WellComm stockholders, directs that the additional contingent merger consideration, or a portion thereof, be paid in I-trax shares. If the performance of such new business does not commence by February 5, 2003, no additional merger consideration shall become due.

         2. Escrow Agreement dated as of February 5, 2002, by and among I-trax, John M. Blazek, and Five Points Bank, a Nebraska Banking Association ("Five Points"). Effective February 5, 2002, 661,792 shares of the 4,925,071 shares of Common Stock received by Mr. Blazek pursuant to the Merger Agreement were placed in escrow. The Common Stock in escrow is to act as security for any adverse consequence for which I-trax is entitled to be indemnified pursuant to the Merger Agreement.

Item 7.  Materials to Be Filed as Exhibits

         1. Merger Agreement dated as of January 28, 2002 and effective as of February 5, 2002 by and among I-trax, Acquisition, WellComm, John M. Blazek, and Carol Rehtmeyer.

         2. Escrow Agreement dated as of February 5, 2002, by and among I-trax, John M. Blazek, and Five Points.


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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 13, 2002   /s/ John M. Blazek
                           -----------------------------------------
                             John M. Blazek